Via EDGAR and Facsimile

August 4, 2008

Mr. John Madison
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:          Key Energy Services, Inc.

Registration Statement on Form S-4

Filed May 23, 2008

File No. 333-151166

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 8, 2008

File No. 001-08038

Dear Mr. Madison:

On behalf of Key Energy Services, Inc. (“Key,” “our” or “we”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above referenced Form S-4 and Form 10-Q, as set forth in your letter dated July 15, 2008 (“Comment Letter”).  For convenience, the staff’s numbered comments are shown below, followed by Key’s responses in bold text.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Ms. Ms. Anne Nguyen Parker by overnight mail.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 30

1.     We note you intend to address each material weakness identified in the December 31, 2007 Form 10-K that remain at the end of your next reporting period.  When you first provide the expanded disclosure requested in our prior comment number two, please provide the disclosure requested for each material weakness identified in the December

31, 2007 form 10-K.  To the extent that a material weakness is resolved prior to the end of that reporting period, please provide detailed disclosure to explain how it was resolved.

RESPONSE:  In future quarterly filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, we will provide our initial expanded disclosure with respect to each material weakness identified in the December 31, 2007 Form 10-K.  With respect to a material weakness existing as of December 31, 2007, that we believe no longer existed as of the end of a quarter, we will provide an explanation of how the material weakness was remediated.

2.     Furthermore, in each instance where you indicate in response to our prior comment number two, the nature of the disclosure you intend to include in future filings, please provide us with a sample of that disclosure.  If you do not have sufficient information to provide a sample of the disclosure you intend to include in your Form 10-Q for the fiscal quarter ended June 30, 2008, please address the disclosure as of the fiscal quarter ended March 31, 2008.

RESPONSE:  Set forth below is a sample disclosure that we intend to include in our Form 10-Q for the fiscal quarter ended June 30, 2008.  Please note that we have limited our sample to one of the material weaknesses identified in the December 31, 2007 Annual Report on Form 10-K.

In October 2006, we filed our 2003 Financial and Informational Report on Form 8-K/A that included an audited consolidated balance sheet that presented our financial condition as of December 31, 2003 in accordance with United States Generally Accepted Accounting Principles (“GAAP”). We did not present other consolidated financial statements in accordance with GAAP as we were unable to identify with sufficient certainty the period(s) in 2003 or before in which to record certain write-offs and write-downs that were identified in our restatement process. Investors should refer to the 2003 Financial and Information Report for a full description of our restatement and financial reporting process through the date of that report. In the third quarter of 2007, we filed our Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Report”).  Concurrently with this filing, we filed our Quarterly Reports on Form 10-Q for the years 2005 and 2006 and our Quarterly Reports on Form 10-Q for the first and second quarters of 2007, and, in November 2007, we filed our Quarterly Report on Form 10-Q for the third quarter of 2007. Our

Annual Report on Form 10-K for the year ended December 31 2007 (the “2007 Report”) was filed timely in February 2008.

In our 2003 Financial and Informational Report, we described numerous material weaknesses in internal control over financial reporting that we identified during the restatement and financial reporting process.   In our 2006 Report, we reported that nine of the material weaknesses that we had previously identified remained as of December 31, 2006, and in our 2007 Report, we reported that that two of these material weaknesses had been remediated and that seven remained at December 31, 2007.

The material weaknesses identified in our internal control environment over financial reporting that existed at December 31, 2007, and the status of our remediation efforts through June 30, 2008, are described below:

Authorizations of Expenditures.  In our 2006 Report, we determined that at December 31, 2006 multiple control deficiencies existed regarding our ability to appropriately ensure and evidence that expenditures, covering substantially all aspects of spending, were approved by the appropriate level of management in accordance with our established policies and, as a result, we identified this as a material weakness.  During 2007, changes were made that included the establishment of approval authorities and automated controls in our procurement system. Notwithstanding these changes, certain deficiencies remained at December 31, 2007. The remaining deficiencies resulting in a material weakness at December 31, 2007, were our inability to ensure and evidence that (i) timely approvals occurred for expenditures made through our procurement system or (ii) that expenditures not made through our procurement system were appropriately approved in accordance with our policies. In addition to the changes previously discussed, we also instituted compensating controls in 2007, such as analytical procedures; however, these compensating controls were not all in place and evidenced as operating effectively until the financial close and reporting for the fourth quarter of 2007.  Because a sufficient number of instances of these controls in operation had not occurred by the end of the second quarter 2008, we cannot conclude that this deficiency had been remediated at June 30, 2008.

Management believes that the remedial controls put in place in 2007, which continue in operation through the second quarter of 2008, will be sufficient to remediate previously identified material weaknesses related to authorizations of expenditures. In addition to these changes, in the second quarter of 2008 we implemented a paperless expenditure approval process. Because the new approvals and payments process eliminates manual approvals, we believe this process provides increased controls for authorization of expenditures.

[DESCRIPTION OF OTHER MATERIAL WEAKNESSES TO BE PROVIDED IN THE 10-Q]

Management is committed to achieving effective internal control over financial reporting. While our remediation efforts continue, we will rely on additional substantive procedures and other measures, as needed, to provide assurances that the financial statements presented are prepared in accordance with GAAP.  We do not believe that our remediation efforts have resulted in additional material costs in the first two quarters of 2008 or should result in additional material costs in the remainder of 2008. In the second quarter of 2008 we began our annual evaluation process of internal control over financial reporting. We believe that this process will be largely completed in the fourth quarter of 2008.

In connection with our response to your comments on our filings, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing:

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter.  The Company is prepared to provide the staff any additional information required by the staff in connection with its review.  We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

/s/ J. Marshall Dodson
J. Marshall Dodson
Vice President and Chief Accounting Officer